

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2010

Daniel McCormick
Chief Executive Officer
Diamond Information Institute, Inc.
1810 E. Sahara Ave, Suite 1517
Las Vegas, NV 89102

> **Re: Diamond Information Institute, Inc.**
> **Item 4.01 Form 8-K**
> **Filed December 14, 2010**
> **File No. 333-149978**

Dear Mr. McCormick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K Filed December 14, 2010

1. Disclose whether the former auditor's report on your financial statements for either of the past two fiscal years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

2. We note your disagreement with your former auditor, Silberstein Ungar, PLLC, ("Silberstein"), regarding the accounting for an acquisition during the interim period ended June 30, 2010. Please disclose in more detail the nature of the disagreement and whether the audit committee or committee in similar capacity discussed the subject matter of the disagreement with the accountant. Please explain whether the matter has been resolved or remains unresolved. Please disclose whether you authorized your former

accountant to respond fully to inquiries of the successor accountant concerning the subject matter of the disagreement, and, if not, describe any limitation and the reason therefore.

3. We note you had consulted with the successor auditor, Sadler, Gibb & Associates ("Sadler") regarding the matters disclosed in this Form 8-K. Please provide comprehensive disclosures to describe the nature of the matters you consulted with the successor auditor. If they include consultation of the accounting treatment of the above referenced acquisition, please provide the disclosures in detail in the filing.

4. Explain to us why and how you engaged Sadler to be an independent accountant during part of the recent fiscal year and the interim period preceding the engagement through December 31, 2009 in light of the fact that Silberstein was your independent accountant through November 1, 2010, the resignation date. Please revise your disclosures accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer at 202-551-3272 if you have questions. In his absence you may contact me at (202) 551-3377.

Sincerely,

Andrew Mew
Accounting Branch Chief